UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                    ABB LTD.
                                    --------
                                (Name of Issuer)

                    Registered Shares, CHF 2.50 nominal value
                    -----------------------------------------
                         (Title of Class of Securities)

                                  CH0012221716
                               ------------------
                                 (CUSIP Number)

                               James E. Kaye, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 4, 2005
                        --------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. CH0012221716                                         Page 2 of 8 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  INVESTOR AKTIEBOLAG

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                             a.  [ ]
                                             b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

             [  ]

6        Citizenship or Place of Organization

                  Sweden

         Number of       7         Sole Voting Power
           Shares                         187,374,142
        Beneficially
          Owned By       8         Shared Voting Power
            Each                          0
         Reporting
           Person        9         Sole Dispositive Power
            With
                                          187,374,142

                         10        Shared Dispositive Power
                                          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  187,374,142

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  9.2%

14       Type of Reporting Person (See Instructions)

                  OO

                                                               Page 3 of 8 Pages


                  This Amendment No. 1 to Schedule 13D relates to Registered Shares, CHF 2.50 nominal value (the "Shares"), of ABB Ltd, a company incorporated in Switzerland (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated November 22, 2002 (the "Initial Statement"). Investor AB (as defined below) is filing this Amendment No. 1 to report that the number of Shares of which Investor AB may be deemed to be the beneficial owner has decreased by more than one percent of the amount of Shares outstanding. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 2.           Identity and Background.

                  This   Statement   is  being   filed  on  behalf  of  Investor
Aktiebolag, a limited liability company incorporated under the laws of Sweden ("Investor AB," defined as "Buyer" in the Initial Statement).

                  The address of the principal business and the principal office of Investor AB is Arsenalgatan 8C, S-103 32 Stockholm, Sweden. Updated information concerning the identity and background of the directors and executive officers of Investor AB is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                  Investor AB is a Swedish diversified industrial holding company. Investor AB's founders and principal shareholders are the Wallenberg foundations, whose holdings, as of January 31, 2005, represented approximately 46.9% of the votes and 21.98% of the share capital of Investor AB.

                  During the last five years, neither Investor AB, nor any other person controlling Investor AB nor, to the best of Investor AB's knowledge, any of the persons listed in Annex A attached hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.           Interest in Securities of the Issuer.

                  (a) The percentages set forth herein are calculated on the basis of the Issuer having, to Investor AB's knowledge, 2,028,404,505 Shares outstanding as of the date hereof. Investor AB, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), beneficially owns approximately 187,374,142 Shares, representing approximately 9.2% of the outstanding Shares of the Issuer.

                  Sune Carlsson, for the purpose of Rule 13d-3 promulgated under the Exchange Act and to Investor AB's knowledge, beneficially owns approximately 27,185 Shares, representing less than 0.1% of the outstanding shares of the Issuer.

                  Bjorn Svedberg, for the purpose of Rule 13d-3 promulgated under the Exchange Act and to Investor AB's knowledge, beneficially owns approximately 14,892 Shares, representing less than 0.1% of the outstanding shares of the Issuer.

                  Marcus Wallenberg, for the purpose of Rule 13d-3 promulgated under the Exchange Act and to Investor AB's knowledge, beneficially owns approximately 3,416 Shares, representing less than 0.1% of the outstanding shares of the Issuer.

                                                               Page 4 of 8 Pages


                  Jacob Wallenberg, for the purpose of Rule 13d-3 promulgated under the Exchange Act and to Investor AB's knowledge, beneficially owns approximately 124,017 Shares, representing less than 0.1% of the outstanding shares of the Issuer.

                  Peter Wallenberg, for the purpose of Rule 13d-3 promulgated under the Exchange Act and to Investor AB's knowledge, beneficially owns approximately 43,494 Shares representing less than 0.1% of the outstanding shares of the Issuer.

                  Except as set forth in this Item 5(a), none of Investor AB, and, to its knowledge, any persons named in Annex A hereto beneficially owns any Shares.

                  (b) Investor AB has sole power to vote and to dispose of 187,374,142 Shares.

                  To Investor AB's knowledge, each of Sune Carlsson, Bjorn Svedberg, Marcus Wallenberg, Jacob Wallenberg and Peter Wallenberg has sole power to vote and to dispose of his respective Shares.

                  (c) Except for the transactions listed on Annex B hereto, there have been no transactions with respect to the Shares since January 7, 2005 (60 days prior to the date hereof) by Investor AB.

                  (d) Not applicable.

                  (e) Not applicable.

                                                               Page 5 of 8 Pages


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     March 8, 2005                         INVESTOR AB


                                                By: /s/ Adine Grate Axen
                                                    ----------------------------
                                                    Adine Grate Axen
                                                    Managing Director

                                                               Page 6 of 8 Pages


                                     ANNEX A

                 Directors and Executive Officers of Investor AB

     The  name,  business  address,   title,  present  principal  occupation  or
employment of each of the directors and executive officers of Investor AB are set forth below. If no business address is given, the director's or officer's business address is Arsenalsgatan 8C, S-103 32 Stockholm, Sweden. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Investor AB. Unless otherwise indicated below, all of the persons listed below are citizens of Sweden.


                                              Present Principal Occupation Including Name and
       Name and Business Address                            Address of Employer
--------------------------------------  -----------------------------------------------------

Directors
Claes Dahlback........................  Chairman.
                                        Chairman of EQT, Gambro AB, Stora Enso Oyj and Vin & Sprit
                                        AB. Executive Vice Chairman of W Capital Management AB.

Anders Scharp.........................  Member of the board.
                                        Chairman of  Saab AB, AB SKF and Ph. Nederman & Co. Member
                                        of the Royal Swedish Academy of  Engineering Sciences (IVA).

Hakan Mogren..........................  Member of the board.
                                        Chairman of Affibody AB.
                                        Non-Executive Deputy
                                        Chairman of AstraZeneca
                                        PLC and Deputy Chairman
                                        of Gambro AB. Director of
                                        Group Danone, Norsk Hydro
                                        ASA, Remy Cointreau SA,
                                        The Marianne and Marcus
                                        Wallenberg Foundation and
                                        the Swedish-American
                                        Foundation. Member of the
                                        Royal Swedish Academy of
                                        Engineering Sciences
                                        (IVA).

Sune Carlsson.........................  Member of the board.
                                        Chairman of Atlas Copco AB. Director of Autoliv Inc.,
                                        Picanol NV and Scania AB.

Peter D. Sutherland...................  Member of the board.
                                        Chairman of BP plc and Goldman Sachs International.
                                        Director of the Royal Bank of  Scotland Group Plc.

Bjorn Svedberg........................  Member of the board.
                                        Chairman of Hi3G Access
                                        AB and Nefab AB. Director
                                        of Saab AB and the Knut
                                        and Alice Wallenberg
                                        Foundation. Member of the
                                        Royal Swedish Academy of
                                        Engineering Sciences
                                        (IVA) and the Morgan
                                        Stanley European Advisory
                                        Board.

Marcus Wallenberg.....................  President and Chief Executive Officer.
                                        Vice Chairman of
                                        Ericsson, Saab AB and SEB
                                        Skandinaviska Enskilda
                                        Banken AB. Director of
                                        Astra Zeneca AB, Hi3G
                                        Access AB, Scania AB,
                                        Stora Enso Oyj and the
                                        Knut and Alice Wallenberg
                                        Foundation.

                                                               Page 7 of 8 Pages


                                              Present Principal Occupation Including Name and
       Name and Business Address                            Address of Employer
--------------------------------------  -----------------------------------------------------

Jacob Wallenberg......................  Vice Chairman.
                                        Chairman of SEB Skandinaviska Enskilda Banken and W Capital
                                        Management. Vice Chairman of Atlas Copco AB,  the Knut and
                                        Alice Wallenberg Foundation and SAS AB. Director of ABB
                                        Ltd., the Confederation of Swedish Enterprise and the Nobel
                                        Foundation.

Sirkka Hamalainen.....................  Member of the Board.
                                        Director of Kone Corporation, HKKK Holding, the Foundation
                                        for Economic Education and SanomaWSOY.

Ulla Litzen...........................  Member of the Board.
                                        Director of Atlas Copco
                                        AB, Karo Bio AB, AB SKF
                                        and Posten AB.

O. Griffith Sexton....................  Member of the Board.


Peter Wallenberg......................  Honorary Chairman.
                                        Chairman of the Knut and
                                        Alice Wallenberg
                                        Foundation and Honorary
                                        Chairman of Atlas Copco
                                        AB.


                                              Present Principal Occupation Including Name and
       Name and Business Address                            Address of Employer
--------------------------------------  -----------------------------------------------------

Executive Officers
(Who Are Not Directors)
Borje Ekholm..........................  Executive Vice President
Lars Wedenborn........................  Executive Vice President
Henry E. Gooss........................  Managing Director
Adine Grate Axen......................  Managing Director
Fredrik Hillelson.....................  Managing Director


                                                               Page 8 of 8 Pages


                                     ANNEX B


                    RECENT TRANSACTIONS IN THE SECURITIES OF
                                     ABB LTD

                                                                                     Approximate
                          Date of              Nature of          Number of           Price per
For the Account of      Transaction           Transaction           Shares              Share
------------------      -----------           -----------         ----------         -----------

Investor AB               2/24/05           Open Market Sale        300,000           SEK 41.6

Investor AB               2/25/05           Open Market Sale       1,100,000          SEK 41.6

Investor AB               2/25/05           Open Market Sale       1,400,000          SEK 41.7

Investor AB               2/28/05           Open Market Sale       1,750,000          SEK 41.9

Investor AB                3/1/05           Open Market Sale        250,000           SEK 42.1

Investor AB                3/1/05           Open Market Sale        500,000           SEK 42.3

Investor AB                3/2/05           Open Market Sale       3,000,000          SEK 42.5

Investor AB                3/2/05           Open Market Sale       1,000,000          SEK 42.6

Investor AB                3/3/05           Open Market Sale       1,610,000          SEK 42.7

Investor AB                3/3/05           Open Market Sale       3,000,000          SEK 42.5

Investor AB                3/4/05           Open Market Sale       2,825,000          SEK 43.4

Investor AB                3/7/05           Open Market Sale         6,000            SEK 43.3